UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Independent Auditors’ Report

To United Microelectronics Corporation

Opinion

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2017 and 2016, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).

In our opinion, based on our audits and the reports of other auditors (please refer to the Other Matter – Making Reference to the Audits of Component Auditors section of our report), the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and its consolidated financial performance and cash flows for the years ended December 31, 2017 and 2016, in conformity with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed by Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China (the “Norm”), and we have fulfilled our other ethical responsibilities in accordance with the Norm. Based on our audits and the reports of other auditors, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of 2017 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.  Revenue Recognition

Net sales recognized by the Company amounted to NT$142,958 million for the year ended December 31, 2017. The Company provides comprehensive wafer fabrication services and ships wafers mainly under the trade term, Free Carrier (“FCA”), through which the title and risk of loss for the products are transferred to the customers upon delivery to carriers approved by the customers. However, there remains a risk of sales being recorded in an inappropriate period before the risks and rewards have been transferred to the customers where physical deliveries have not been fulfilled. Therefore, we considered this a key audit matter.

Our audit procedures included, but not limited to, assessing the appropriateness of the accounting policy of revenue recognition; evaluating and testing the design and operating effectiveness of internal controls around revenue recognition; selecting samples to perform tests of details and reviewing significant terms and condition of contracts to verify the occurrence of transactions and reasonableness of the timing of revenue recognition; confirming significant trade terms; performing cut-off testing by selecting a sample of transactions from either side of year-end and vouching them to supporting evidences to ensure the reasonableness of revenue cut-off; reviewing significant subsequent sales returns and discounts to verify the occurrence of sales transactions recorded before the balance sheet date; and executing tests of journal entries prepared by management and reviewing manual sales journal entries to validate the consistency with the substance of transactions.

We also assessed the adequacy of disclosures of operating revenues. Please refer to Note 6 to the Company’s consolidated financial statements.

2.  Valuation for slow-moving inventories

As of December 31, 2017, the Company’s net inventories amounted to NT$18,258 million. As the semiconductor industry is characterized by rapid changes in technology, management has to evaluate loss due to write-downs of slow moving inventories to their net realizable values. Considering the amount of inventories was significant and the identification of slow-moving inventories and the assessment of the amount of inventory write-downs require significant management judgement, we determined this a key audit matter.

Our audit procedures included, but not limited to, evaluating and testing the design and operating effectiveness of internal controls around slow-moving inventories, including the methodologies and assumptions used; testing key assumptions relating to the valuation of write-downs from slow-moving inventories, including performing a retrospective evaluation of  the reasonableness of reserve ratio determined by management; testing the operating effectiveness of application controls in relation to the calculation of inventory aging; and comparing actual results to the estimate made in the prior year to determine the reasonableness of management’s estimates of slow-moving inventories.

We also assessed the adequacy of disclosures of inventories. Please refer to Notes 5 and 6 to the Company’s consolidated financial statements.

3.  Valuation of financial assets in Level 3 fair value measurement

The Company invested in financial assets, of which NT$9,709 million was classified as Level 3 (as significant pricing inputs to them are unobservable), mainly comprised of common stocks of unlisted companies. Considering valuation of these Level 3 investments involved application of different valuation techniques and judgment in relation to various assumptions, such as discounts for lack of marketability and a selection of comparable listed companies, etc., which have significant impact on the estimates of fair value of financial assets, we considered this a key audit matter.

Our audit procedures included, but not limited to, evaluating and testing the design and operating effectiveness of internal controls around valuation of financial assets, including management’s decision and approval of the methods and assumptions used in the valuation model; reassessing the reasonableness of the selection of comparable entities and discounts for lack of marketability for individual investments with the assistance of our internal valuation specialists on a sample basis; assessing whether the valuations performed by management were within a reasonable range compared to the valuations performed by our internal valuation specialists; and validating the accuracy of inputs of financial information of the selected comparable entities by benchmarking them with public information.

We also assessed the adequacy of disclosures of financial assets. Please refer to Notes 5 and 12 to the Company’s consolidated financial statements.

Other Matter – Making Reference to the Audits of Component Auditors

We did not audit the financial statements of certain associates and joint ventures accounted for under the equity method whose statements are based solely on the reports of other auditors. These associates and joint ventures under equity method amounted to NT$8,998 million and NT$6,357 million, representing 2.28% and 1.64% of consolidated total assets as of December 31, 2017 and 2016, respectively. The related shares of profits from the associates and joint ventures under the equity method amounted to NT$308 million and NT$258 million, representing 3.94% and 5.32% of the consolidated income before tax for the years ended December 31, 2017 and 2016, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures under the equity method amounted to NT$1,307 million and NT$(337) million, representing (32.40)% and 7.72% of the consolidated other comprehensive income (loss) for the years ended December 31, 2017 and 2016, respectively.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed by Financial Supervisory Commission of the Republic of China and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability to continue as a going concern of the Company, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including audit committee or supervisors, are responsible for overseeing the financial reporting process of the Company.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.    Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company.

3.    Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.    Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern of the Company. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.    Evaluate the overall presentation, structure and content of the consolidated financial statements, including the accompanying notes, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of 2017 consolidated financial statements and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

We have audited and expressed an unqualified opinion on the parent company only financial statements of the Company as of and for the years ended December 31, 2017 and 2016.

/s/Kuo, Shao-Pin

/s/Chiu, Wan-Ju

Ernst & Young, Taiwan

March 7, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Assets	Notes	2017	2016
Current assets
Cash and cash equivalents	4, 6(1)	$ 81,674,572	$ 57,578,981
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 12(7)	716,918	714,169
Notes receivable	4	6,283	8,029
Accounts receivable, net	4, 6(3)	20,876,417	22,901,461
Accounts receivable-related parties, net	4, 7	91,065	136,910
Other receivables	4	1,175,307	918,652
Current tax assets	4	507,871	38,022
Inventories, net	4, 5, 6(4)	18,257,500	16,997,815
Prepayments		13,209,550	10,851,786
Other current assets		2,645,003	323,769
Total current assets		139,160,486	110,469,594

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 12(7)	191,005	214,735
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 7, 12(7)	20,636,332	20,415,541
Financial assets measured at cost, noncurrent	4, 6(6)	2,218,472	2,760,615
Investments accounted for under the equity method	4, 6(7)	10,976,940	11,375,608
Property, plant and equipment	4, 5, 6(8), 8	205,741,681	224,983,404
Intangible assets	4, 6(9), 7	3,787,509	4,088,303
Deferred tax assets	4, 5, 6(22)	6,071,582	4,981,169
Prepayment for equipment		286,090	1,178,736
Refundable deposits	8	1,903,041	2,203,658
Other noncurrent assets-others	8	3,126,024	3,983,819
Total non-current assets		254,938,676	276,185,588

Total assets		$ 394,099,162	$ 386,655,182

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Liabilities and Equity	Notes	2017	2016
Current liabilities
Short-term loans	6(10)	$ 25,445,540	$ 20,550,801
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 12(7)	-	60,855
Notes and accounts payable		6,535,570	6,854,849
Other payables	7	12,962,286	12,400,450
Payables on equipment		4,671,802	15,036,892
Current tax liabilities	4	4,097,568	3,183,886
Current portion of long-term liabilities	4, 6(12), 6(13), 8, 12(7)	27,363,822	10,500,929
Other current liabilities	6(15)	6,984,482	3,389,800
Total current liabilities		88,061,070	71,978,462

Non-current liabilities
Bonds payable	4, 6(12), 12(7)	23,675,861	34,481,505
Long-term loans	6(13), 8, 12(7)	29,643,284	26,247,187
Deferred tax liabilities	4, 5, 6(22)	1,631,705	1,842,272
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	4,138,519	3,968,894
Guarantee deposits		469,491	491,089
Other noncurrent liabilities-others	4, 6(15), 9(5)	32,441,648	28,904,149
Total non-current liabilities		92,000,508	95,935,096

Total liabilities		180,061,578	167,913,558

Equity attributable to the parent company
Capital	4, 6(16)
Common stock		126,243,187	126,243,187
Additional paid-in capital	4, 6(12), 6(16)
Premiums		36,862,383	36,862,383
Treasury stock transactions		1,753,028	1,744,988
The differences between the fair value of the consideration paid or received from acquiring or		573,336	707,386
disposing subsidiaries and the carrying amounts of the subsidiaries
Share of changes in net assets of associates and joint ventures accounted for using equity method		97,482	110,214
Stock options		1,572,121	1,572,121
Retained earnings	6(16)
Legal reserve		9,902,407	9,070,841
Unappropriated earnings		38,163,492	38,584,335
Other components of equity	4
Exchange differences on translation of foreign operations		(5,715,585)	63,437
Unrealized gains or losses on available-for-sale financial assets		8,347,962	6,340,040
Treasury stock	4, 6(16)	(4,719,037)	(4,719,037)
Total equity attributable to the parent company		213,080,776	216,579,895

Non-controlling interests	6(16)	956,808	2,161,729
Total equity		214,037,584	218,741,624

Total liabilities and equity		$ 394,099,162	$ 386,655,182

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2017	2016
Operating revenues	4, 6(17), 7, 14
Sales revenues		$ 144,454,670	$ 145,824,921
Less: Sales returns and discounts		(1,497,126)	(3,008,002)
Net sales		142,957,544	142,816,919
Other operating revenues		6,327,162	5,053,205
Net operating revenues		149,284,706	147,870,124
Operating costs	4, 6(4), 6(14), 6(18), 7, 14
Costs of goods sold		(118,252,107)	(114,527,070)
Other operating costs		(3,974,841)	(2,963,624)
Operating costs		(122,226,948)	(117,490,694)
Gross profit		27,057,758	30,379,430
Operating expenses	4, 6(14), 6(18), 7, 14
Sales and marketing expenses		(4,233,830)	(4,589,563)
General and administrative expenses		(4,239,713)	(5,800,810)
Research and development expenses		(13,669,589)	(13,532,356)
Subtotal		(22,143,132)	(23,922,729)
Net other operating income and expenses	4, 6(8), 6(15), 6(19), 14	1,653,695	(263,125)
Operating income		6,568,321	6,193,576
Non-operating income and expenses
Other income	4, 6(20)	875,587	899,983
Other gains and losses	4, 6(20), 7, 14	1,001,679	859,400
Finance costs	6(8), 6(20)	(2,495,162)	(1,414,303)
Share of profit or loss of associates and joint ventures	4, 6(7), 14	276,962	(190,114)
Bargain purchase gain		5,130	-
Exchange gain, net	4, 12	1,565,905	-
Exchange loss, net	4, 12	-	(1,501,904)
Subtotal		1,230,101	(1,346,938)
Income from continuing operations before income tax		7,798,422	4,846,638
Income tax expense	4, 5, 6(22), 14	(1,167,157)	(983,563)
Net income		6,631,265	3,863,075
Other comprehensive income (loss)	6(21)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 5, 6(14)	(184,186)	(75,893)
Share of remeasurements of defined benefit plans of associates and joint ventures		1,221	2,459
Income tax related to items that will not be reclassified	4, 5, 6(22)	31,311	12,899
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(5,975,203)	(1,815,947)
Unrealized gain (loss) on available-for-sale financial assets		581,439	(1,969,636)
Share of other comprehensive income (loss) of associates and joint ventures	4, 6(7)	1,350,183	(505,189)
Income tax related to items that may be reclassified subsequently	4, 5, 6(22)	160,880	(13,473)
Total other comprehensive loss, net of tax		(4,034,355)	(4,364,780)
Total comprehensive income (loss)		$ 2,596,910	$ (501,705)

Net income attributable to:
Stockholders of the parent		$ 9,628,734	$ 8,315,660
Non-controlling interests		(2,997,469)	(4,452,585)
		$ 6,631,265	$ 3,863,075

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 5,705,980	$ 3,983,198
Non-controlling interests		(3,109,070)	(4,484,903)
		$ 2,596,910	$ (501,705)

Earnings per share (NTD)	4, 6(23)
Earnings per share-basic		$ 0.79	$ 0.68
Earnings per share-diluted		$ 0.74	$ 0.63

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2016	6(16)	$ 127,581,329	$ 41,651,569	$ 7,725,978	$ 42,981,664	$ 1,978,583	$ 8,696,821	$ (3,825,606)	$ 226,790,338	$ 2,027,065	$ 228,817,403
Appropriation and distribution of 2015 retained earnings	6(16)
Legal reserve		-	-	1,344,863	(1,344,863)	-	-	-	-	-	-
Cash dividends		-	-	-	(6,906,973)	-	-	-	(6,906,973)	-	(6,906,973)
Net income for the year ended December 31, 2016	6(16)	-	-	-	8,315,660	-	-	-	8,315,660	(4,452,585)	3,863,075
Other comprehensive income (loss), net of tax for the year ended December 31, 2016	6(16), 6(21)	-	-	-	(60,535)	(1,915,146)	(2,356,781)	-	(4,332,462)	(32,318)	(4,364,780)
Total comprehensive income (loss)		-	-	-	8,255,125	(1,915,146)	(2,356,781)	-	3,983,198	(4,484,903)	(501,705)
Treasury stock acquired	4, 6(16)	-	-	-	-	-	-	(2,395,793)	(2,395,793)	-	(2,395,793)
Treasury stock cancelled	4, 6(16)	(1,338,142)	(164,220)	-	-	-	-	1,502,362	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	849	-	-	-	-	-	849	-	849
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	4, 6(16)	-	1,567	-	-	-	-	-	1,567	(6,595)	(5,028)
Changes in subsidiaries' ownership	4, 6(16)	-	-	-	(572,454)	-	-	-	(572,454)	573,668	1,214
Adjustments for dividends subsidiaries received from parent company		-	9,084	-	-	-	-	-	9,084	-	9,084
Others	6(16)	-	(501,757)	-	(3,828,164)	-	-	-	(4,329,921)	4,052,494	(277,427)
Balance as of December 31, 2016	6(16)	126,243,187	40,997,092	9,070,841	38,584,335	63,437	6,340,040	(4,719,037)	216,579,895	2,161,729	218,741,624
Appropriation and distribution of 2016 retained earnings	6(16)
Legal reserve		-	-	831,566	(831,566)	-	-	-	-	-	-
Cash dividends		-	-	-	(6,112,159)	-	-	-	(6,112,159)	-	(6,112,159)
Net income for the year ended December 31, 2017	6(16)	-	-	-	9,628,734	-	-	-	9,628,734	(2,997,469)	6,631,265
Other comprehensive income (loss), net of tax for the year ended December 31, 2017	6(16), 6(21)	-	-	-	(151,654)	(5,779,022)	2,007,922	-	(3,922,754)	(111,601)	(4,034,355)
Total comprehensive income (loss)		-	-	-	9,477,080	(5,779,022)	2,007,922	-	5,705,980	(3,109,070)	2,596,910
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(12,732)	-	-	-	-	-	(12,732)	-	(12,732)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	4, 6(16)	-	(134,050)	-	-	-	-	-	(134,050)	(1,174,564)	(1,308,614)
Changes in subsidiaries' ownership	4, 6(16)	-	-	-	(909,241)	-	-	-	(909,241)	175,413	(733,828)
Adjustments for dividends subsidiaries received from parent company		-	8,040	-	-	-	-	-	8,040	-	8,040
Others	6(16)	-	-	-	(2,044,957)	-	-	-	(2,044,957)	2,903,300	858,343
Balance as of December 31, 2017	6(16)	$ 126,243,187	$ 40,858,350	$ 9,902,407	$ 38,163,492	$ (5,715,585)	$ 8,347,962	$ (4,719,037)	$ 213,080,776	$ 956,808	$ 214,037,584

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2017	2016
Cash flows from operating activities:
Net income before tax	$ 7,798,422	$ 4,846,638
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	50,965,120	49,691,035
Amortization	2,133,726	2,292,566
Bad debt (reversal) expense	(1,752)	125
Net gain of financial assets and liabilities at fair value through profit or loss	(598,270)	(150,770)
Interest expense	2,406,872	1,249,583
Interest income	(353,159)	(293,790)
Dividend income	(522,428)	(606,193)
Share of (profit) loss of associates and joint ventures	(276,962)	190,114
Gain on disposal of property, plant and equipment	(82,397)	(73,014)
Gain on disposal of other assets	(6,601)	-
Gain on disposal of investments	(1,276,956)	(2,097,818)
Impairment loss on financial assets	950,335	785,345
Impairment loss on non-financial assets	-	1,292,229
Exchange (gain) loss on financial assets and liabilities	(2,432,098)	1,308,669
Bargain purchase gain	(5,130)	-
Amortization of deferred government grants	(1,469,616)	(118,757)
Income and expense adjustments	49,430,684	53,469,324
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	520,335	(100)
Notes receivable and accounts receivable	1,587,562	(3,690,072)
Other receivables	(261,834)	(366,675)
Inventories	(1,565,132)	517,760
Prepayments	(2,014,104)	(9,455,729)
Other current assets	(2,383,660)	815,618
Notes and accounts payable	(185,907)	933,164
Other payables	727,300	370,635
Other current liabilities	1,803,309	1,397,687
Net defined benefit liabilities	(14,562)	2,200
Other noncurrent liabilities-others	(209,250)	(149,637)
Cash generated from operations	55,233,163	48,690,813
Interest received	329,194	303,631
Dividend received	584,612	794,484
Interest paid	(1,905,718)	(1,016,329)
Income tax paid	(1,766,856)	(2,322,102)
Net cash provided by operating activities	52,474,395	46,450,497

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2017	2016
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (138,022)	$ (246,624)
Proceeds from disposal of financial assets at fair value through profit or loss	18,789	167,580
Acquisition of available-for-sale financial assets	(998,216)	(322,177)
Proceeds from disposal of available-for-sale financial assets	2,159,636	3,626,315
Acquisition of financial assets measured at cost	(14,419)	(81,517)
Proceeds from disposal of financial assets measured at cost	361	575,860
Acquisition of investments accounted for under the equity method	(204,280)	(840,000)
Increase in prepayment for investments	(17,200)	-
Proceeds from capital reduction and liquidation of investments	2,101,791	221,646
Acquisition of property, plant and equipment	(44,236,276)	(91,560,639)
Proceeds from disposal of property, plant and equipment	119,613	77,607
Increase in refundable deposits	(109,627)	(826,845)
Decrease in refundable deposits	424,706	1,138,869
Acquisition of intangible assets	(1,283,938)	(1,554,251)
Government grants related to assets acquisition	6,755,920	9,566,327
Increase in other noncurrent assets-others	(30,294)	(572,209)
Decrease in other noncurrent assets-others	35,864	544,186
Net cash used in investing activities	(35,415,592)	(80,085,872)
Cash flows from financing activities:
Increase in short-term loans	48,804,321	48,085,068
Decrease in short-term loans	(42,925,604)	(32,955,646)
Proceeds from bonds issued	13,700,000	-
Bonds issuance costs	(15,785)	-
Redemption of bonds	(7,500,000)	-
Proceeds from long-term loans	12,000,708	24,628,607
Repayments of long-term loans	(7,602,596)	(7,624,030)
Increase in guarantee deposits	194,555	9,290
Decrease in guarantee deposits	(84,192)	(19,524)
Increase in other financial liabilities	-	15,979,088
Cash dividends	(6,103,195)	(6,906,726)
Treasury stock acquired	-	(2,395,793)
Acquisition of subsidiaries	(1,308,614)	(5,028)
Change in non-controlling interests	1,994	183
Net cash provided by financing activities	9,161,592	38,795,489
Effect of exchange rate changes on cash and cash equivalents	(2,124,804)	(871,566)
Net increase in cash and cash equivalents	24,095,591	4,288,548
Cash and cash equivalents at beginning of year	57,578,981	53,290,433
Cash and cash equivalents at end of year	$ 81,674,572	$ 57,578,981

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on March 7, 2018.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

A. The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are recognized by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2017.  The nature and the impact of each new standard and amendment have no material effect on the Company.

B. Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the company are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017
IFRS 2	Share-based Payment	January 1, 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IAS 40	Transfers of Investment Property	January 1, 2018
Improvements to International Financial Reporting Standards (2014 - 2016 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2018
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2017
IAS 28	Investments in Associates and Joint Ventures	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(1)   IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.  The new standard and amendments are effective for annual periods beginning on or after January 1, 2018.

(2)   IFRS 9 “Financial Instruments”

IASB has issued IFRS 9 “Financial Instruments” (IFRS 9), which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9.  IFRS 9 requires the following: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard and amendments to relevant guidance for disclosures are effective for annual periods beginning on or after January 1, 2018.

(3)   IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

(4)   IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(5)   “Disclosure Initiative” - Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(6)   IFRS 2 “Share-based payment” (Amendment)

The amendment clarifies that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date.  Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification.  The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received.  The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date.  Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2018.

(7)   IAS 28 “Investments in Associates and Joint Ventures”

The amendment clarifies that when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and other qualifying entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9 on an investment-by-investment basis.  Besides, if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries on an investment-by-investment basis.  The amendment is effective for annual periods beginning on or after January 1, 2018.

(8)   IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

The interpretation clarifies that when applying paragraphs 21 and 22 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration.  If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.  The interpretation is effective for annual periods beginning on or after January 1, 2018.

The abovementioned standards and interpretations were issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2018.  Apart from the potential impact of the standards and interpretations listed under (1) and (2) which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

(9)   IFRS 15 with its Amendment

The Company elected to adopt the standard using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 15 at the date of initial application (January 1, 2018).  Under this method, the Company applies the standard retrospectively only to contracts that are not completed contracts at the date of initial application.  The impacts arising from the adoption of IFRS 15 on the Company’s consolidated financial statements are summarized as follows:

a.  The majority of the Company’s contracts with customers are for the sale of wafers for which revenue is currently recognized when criteria pursuant to IAS 18 “Revenue” are fulfilled upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers are transferred to the customers.  Starting from the date of initial application, in accordance with the requirements of IFRS 15, the Company shall recognize revenue as the Company satisfies its performance obligations to customers.  For certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  In accordance with the requirement of IFRS 15, allowance for sales returns and discounts will be presented as refund liabilities, different from its current presentation as a contra-accounts to accounts receivable.

b.  The Company anticipates the impact on assets, liabilities and equity at the date of initial application as below, it will be updated if there are any changes:

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amounts as of January 1, 2018
Contract assets, current	$-	$129,042	$129,042
Accounts receivable, net	20,876,417	983,438	21,859,855
Accounts receivable-related parties, net	91,065	2,733	93,798
Inventories, net	18,257,500	(102,800)	18,154,700
Other current assets	2,645,003	120,799	2,765,802
Deferred tax assets	6,071,582	(1,489)	6,070,093
Total effect on assets		$1,131,723

Contract liabilities, current	$-	$3,951,414	$3,951,414
Current tax liabilities	4,097,568	1,611	4,099,179
Other current liabilities	6,984,482	(2,861,466)	4,123,016
Deferred tax liabilities	1,631,705	(37)	1,631,668
Total effect on liabilities		$1,091,522

Retained earnings	$48,065,899	$39,372	$48,105,271
Other components of equity	2,632,377	(768)	2,631,609
Non-controlling interests	956,808	1,597	958,405
Total effect on equity		$40,201

(10) IFRS 9

The Company elected to adopt the standard using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 9 at the date of initial application (January 1, 2018) and not to restate comparative periods.  Since the fair value valuation model of IFRS 9 is more complicated, the Company is currently evaluating the impacts arising from the adoption of IFRS 9, which are summarized as follows:

Classification and measurement of financial assets

a.  Financial assets measured at cost

The Company elected to designate some of these financial assets as financial assets measured at fair value through other comprehensive income (FVOCI) and the others as financial assets measured at fair value through profit or loss (FVTPL) at the date of initial application.  In accordance with the requirement of IFRS 9, these financial assets must be measured at fair value.  Therefore, the Company adjusted the differences either in other component of equity or retained earnings at the date of initial application.

b.  Available-for-sale financial assets

In accordance with the requirement of IFRS 9, the Company elected to designate equity instruments that are not held for trading as financial assets measured at FVOCI and classified the remaining financial assets as financial assets measured at FVTPL.  Differences arising from the adoption have been recognized in other component of equity and retained earnings at the date of initial application.

Under IFRS 9, subsequent fair value changes of financial assets designated at FVOCI are recognized in other comprehensive income and shall not be subsequently transferred to profit or loss.  Upon de-recognition, the accumulated amounts in other component of equity is reclassified to retained earnings.

c.  Impairment of financial assets

Under IFRS 9, impairment assessment is not required for equity instruments.  Therefore, as the Company elects to classify certain equity investments as financial assets measured at FVOCI, the Company will reclassify the related accumulated impairment loss from retained earnings to other component of equity at the date of initial application.  The expected credit losses for accounts receivable or contract assets that result from transactions within the scope of IFRS 15 are evaluated by applying simplified approach.  The aforementioned impairment evaluation requirement differs from the current incurred loss model and has no material effect on the Company.

C. Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRS 9	Financial Instruments – Prepayment Features with Negative Compensation	January 1, 2019
Improvements to International Financial Reporting Standards (2015 - 2017 cycle)
IFRS 3	Business Combinations	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 19	Employee Benefits	January 1, 2019

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(11) IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(12) IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments.  The Interpretation is effective for annual periods beginning on or after January 1, 2019.

(13) IAS 28“Investment in Associates and Joint Ventures” (Amendment)

The amendment clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture before it applies IAS 28, and in applying IFRS 9, does not take account of any adjustments that arise from applying IAS 28.  The amendment is effective for annual reporting periods beginning on or after January 1, 2019.

(14) IFRS 9 “Financial Instruments” (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income.  The amendment is effective for annual reporting periods beginning on or after January 1, 2019.

(15) IAS 12 “Income Taxes”

The amendments clarify that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.  The amendments are effective for annual periods beginning on or after January 1, 2019.

(16) IAS 19 “Employee Benefits” (Amendment)

The amendments clarify that when a change in a defined benefit plan is made (such as amendment, curtailment or settlement, etc.), the entity should use the updated assumptions to remeasure its net defined benefit liability or asset.  The amendments are effective for annual periods beginning on or after January 1, 2019.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (11) ~ (16) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (TIFRSs).

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases.  The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.  Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling interests previously recorded by the Company.  A gain or loss is recognized in profit or loss and is calculated as the difference between: (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.  Any gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other TIFRSs.  The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.  The consolidated entities are as follows:

As of December 31, 2017 and 2016

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2017	2016
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	96.66	91.08
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	87.06	-
UMC, FORTUNE, UNITRUTH INVESTMENT CORP. (UNITRUTH) and TLC	NEXPOWER	Sales and manufacturing of solar power batteries	-	67.54
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	-
UMC, FORTUNE and UNITRUTH	WAVETEK	Sales and manufacturing of integrated circuits	-	78.47
FORTUNE	UNITRUTH	Investment holding	-	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	83.69	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	-	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	-	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	51.02	29.41

Note A: As described in Note 9(5), the Company acquired control of USC’s Board of Directors in 2015.

(4)   Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value.  For the components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, the acquirer measures at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, either in profit or loss or other comprehensive income.  If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.  Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation.  Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

(5)   Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the closing rates of exchange at the reporting date.  Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined.  Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.  Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.  Foreign currency derivatives within the scope of IAS 39 are accounted for based on the accounting policy for financial instruments.

c.  Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income.  When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)   Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period.  The exchange differences arising on the translation are recognized in other comprehensive income.  On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognized.

On partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that foreign operation.  On partial disposal of an associate or a joint venture that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)   Current and Non-Current Distinction

An asset is classified as current when:

a.  the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

b.  the Company holds the asset primarily for the purpose of trading;

c.  the Company expects to realize the asset within twelve months after the reporting period; or

d.  the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current when:

a.  the Company expects to settle the liability in normal operating cycle;

b.  the Company holds the liability primarily for the purpose of trading;

c.  the liability is due to be settled within twelve months after the reporting period; or

d.  the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.  Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

(8)   Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks of changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

(9)   Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IAS 39 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial Assets

a.  Classification and subsequent measurement

i.   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss.  Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

ii.  Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.  Available-for-sale financial investments are subsequently measured at fair value.  Other than impairment losses which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

iii. Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.  The EIR method amortization and impairment, if any, is recognized in profit or loss.

iv. Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment.  If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

b.  Derecognition of financial assets

A financial asset is derecognized when:

i.   the contractual rights to receive cash flows from the asset have expired;

ii.  the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii. the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss.  A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

c.  Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account.  When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

i.   Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assesses them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii.  Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost.  When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss.  Impairment losses recognized on equity investments cannot be reversed through profit or loss.  Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

a.  Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.   Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement  including interest paid are recognized in profit or loss.

ii.  Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.  Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(10) Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month.  The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Cost associated with underutilized capacity is expensed as incurred.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(11) Investments Accounted For Under the Equity Method

The Company’s investments in associates and joint ventures are accounted for using the equity method other than those that meet the criteria to be classified as non-current assets  held for sale.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture.  Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the Company that has joint control of the arrangement has rights to the net assets of the joint venture.  Joint control is the contractually agreed sharing of control of an arrangement where no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates and joint ventures is accounted for as follows:

a.  Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment.  Amortization of goodwill is not permitted.

b.  Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture over the acquisition cost, after reassessing  the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates and joint ventures are carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures.  The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively.  Distributions received from an associate or a joint venture reduce the carrying amount of the investment.  Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

Financial statements of associates and joint ventures are prepared for the same reporting period as the Company.  Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate.  Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its stockholding percentage while maintaining its significant influence over that associate, a proportionate share of the gain or loss previously recognized in other comprehensive income is reclassified to profit and loss.  Any remaining differences will be charged to additional paid-in capital.  When a change in equity of an associate does not result from its profit or loss or other comprehensive income, and such changes do not affect the Company’s ownership percentage, the Company recognizes its proportionate share of all related changes in equity.  Accordingly, upon disposal of the associate, the Company reclassifies the aforementioned additional paid-in capital to profit or loss on a pro rata basis.

The Company ceases to use the equity method upon loss of significant influence over an associate.  Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss.  If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to apply the equity method and does not remeasure the retained interest.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired.  An impairment loss, being the difference between the recoverable amount of the associate and joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

(12) Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met.  Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized.  Maintenance and repairs are recognized in profit or loss as incurred.  Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated useful lives.  A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the changes from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	3~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or useful lives

(13) Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level.  The assessment of indefinite useful life is reviewed annually to determine whether the indefinite useful life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.  Goodwill arising from business combinations is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable.  If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized.  Goodwill impairment losses cannot be reversed once recognized.

b.  Software is amortized over the contract term or estimated useful life (3~6 years) on a straight-line basis.

c.  Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability.  The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the useful life (5~10 years) on a straight-line basis.  Interest expenses from the related liability are recognized and calculated based on the EIR method.  Based on the timing of payments, the liability is classified as current and non-current.

d.  Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(14) Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs of disposal and its value in use.  If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or group of CGUs, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment.  Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired.  If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units).  Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(15) Bonds

Convertible bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component.  Furthermore, UMC assesses if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status.  The liability component is classified as a financial liability measured at amortized cost using the EIR method before the instrument is converted or settled.  For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Its carrying amount is not remeasured in the subsequent accounting periods.  If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital-premiums.  No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

(16) Post-Employment Benefits

Under defined contribution pension plans, the contribution payable to the plan in exchange for the service rendered by an employee during a period shall be recognized as an expense.  The contribution payable, after deducting any amount already paid, is recognized as a liability.

Under defined benefit pension plans, the net defined benefit liability (asset) shall be recognized as the amount of the present value of the defined benefit obligation, deducting the fair value of any plan assets and adjusting for any effect of the asset ceiling.  Service cost and net interest on the net defined benefit liability (asset) are recognized as expenses in the period of service.  Remeasurement of the net defined benefit liability (asset), which comprises actuarial gains and losses, the return on plan assets and any change in the effect of the asset ceiling, excluding any amounts included in net interest, is recognized in other comprehensive income in the period in which they occur.  Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and shall not be reclassified to profit or loss in a subsequent period.

(17) Government Grants

In accordance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, the Company recognizes the government grants when there is reasonable assurance that such grants will be received and the conditions attaching to them will be complied with.

An asset related government grant is recorded as deferred income and recognized in profit or loss on a straight-line basis over the useful lives of the assets.  An expense related government grant is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grant is intended to compensate.  A government grant that compensates for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs is recognized in profit or loss when it becomes receivable.

(18) Treasury Stock

UMC’s own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity.  Any difference between the carrying amount and the consideration is recognized in equity.

(19) Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable.  The specific criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices.  The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers.  Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

a.  the significant risks and rewards of ownership of the goods have been transferred to the customer;

b.  neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.  the amount of revenue can be measured reliably;

d.  it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors.  Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

(20) Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.  Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional 10% income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by the stockholders’ meeting.

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.  When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.  In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

a.  Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.  In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity.  Deferred tax assets are reassessed and recognized at each reporting date.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.  Acquired deferred tax benefits recognized within the measurement period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition.  If the carrying amount of that goodwill is nil, any remaining deferred tax benefits shall be recognized in profit or loss;

b.  All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

(21) Earnings per Share

Earnings per share is computed according to IAS 33, “Earnings per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock compensation issues.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.  Such changes are reflected in the assumptions when they occur.

(1)   The Fair Value of Financial Instruments

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach.  Changes in assumptions about these factors could affect the reported fair value of the financial instruments.  Please refer to Note 12 for more details.

(2)   Inventories

Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.  Please refer to Note 6(4).  Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level.  The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

(3)   Post-Employment Benefits

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method.  An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increases rate, mortality rate, etc., and may differ from actual developments in the future.  In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation.  As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate.  Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions.  The assumptions used are disclosed in Note 6(14).

(4)   Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or CGU is the higher of fair value less costs of disposal and its value in use.  The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an orderly transaction between market participants, after deducting the costs of disposal.  The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU.  Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

(5)   Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized.  The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences.  Please refer to Note 6(22) for more details on unrecognized deferred tax assets.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of December 31,
	2017	2016
Cash on hand	$4,360	$3,717
Checking and savings accounts	21,699,357	17,840,926
Time deposits	50,711,803	33,546,190
Repurchase agreements collateralized by government and corporate bonds	9,259,052	6,188,148
Total	$81,674,572	$57,578,981

(2)   Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2017	2016
Designated financial assets at fair value through profit or loss
Convertible bonds	$213,180	$263,201

Financial assets held for trading
Common stocks	434,630	425,197
Preferred stocks	228,508	189,960
Funds	-	50,003
Forward exchange contracts	-	543
Option	31,605	-
Subtotal	694,743	665,703
Total	$907,923	$928,904

Current	$716,918	$714,169
Noncurrent	191,005	214,735
Total	$907,923	$928,904

The Company has a call option, exercisable before September 2019, to acquire remaining equity interest in an existing investee from the other shareholder in the amount of approximately NT$15 billion.  The change of the fair value for the call option is recorded in profit and loss.

(3)   Accounts Receivable, Net

	As of December 31,
	2017	2016
Accounts receivable	$21,910,146	$24,732,207
Less: allowance for sales returns and discounts	(994,151)	(1,744,151)
Less: allowance for doubtful accounts	(39,578)	(86,595)
Net	$20,876,417	$22,901,461

Aging analysis of accounts receivable, net:

	As of December 31,
	2017	2016
Neither past due nor impaired	$15,496,207	$18,516,739
Past due but not impaired:
≤ 30 days	4,268,772	3,018,482
31 to 60 days	444,401	630,762
61 to 90 days	138,178	513,702
91 to 120 days	124,332	183,572
≥ 121 days	404,527	38,204
Subtotal	5,380,210	4,384,722
Total	$20,876,417	$22,901,461

Movement on allowance for individually evaluated doubtful accounts:

	For the years ended December 31,
	2017	2016
Beginning balance	$86,595	$90,568
Net charge for the period	(47,017)	(3,973)
Ending balance	$39,578	$86,595

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of December 31, 2017 and 2016 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of December 31,
	2017	2016
Raw materials	$2,354,410	$2,248,589
Supplies and spare parts	3,007,669	2,795,371
Work in process	11,492,450	10,712,396
Finished goods	1,402,971	1,241,459
Total	$18,257,500	$16,997,815

a.    For the years ended December 31, 2017 and 2016, the Company recognized NT$118,252 million and NT$114,527 million, respectively, in operating cost, of which NT$2,256 million and NT$2,130 million were related to write-down of inventories.

b.    On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC.  UMC insured for losses endured due to the earthquake.  As of December 31, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,143 million and production line recovery expenses of NT$669 million.  Furthermore, UMC received compensation from insurance claims of NT$2,646 million.  The case was closed as of December 31, 2016.

c.    None of the aforementioned inventories were pledged.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of December 31,
	2017	2016
Common stocks	$17,653,513	$18,059,586
Preferred stocks	1,865,410	1,203,589
Depositary receipts	-	202,979
Funds	1,117,409	949,387
Total	$20,636,332	$20,415,541

(6)   Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2017	2016
Common stocks	$473,134	$514,426
Preferred stocks	1,657,388	2,152,297
Funds	87,950	93,892
Total	$2,218,472	$2,760,615

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair values cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.   Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2017		2016
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,669,693	13.78	$1,675,826	13.94
CLIENTRON CORP.	265,327	22.39	-	-

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	50.00	-	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00
MTIC HOLDINGS PTE. LTD.	50,743	45.44	75,502	45.44
YUNG LI INVESTMENTS, INC.	42,173	45.16	176,912	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78
UNITECH CAPITAL INC.	732,267	42.00	531,373	42.00
TRIKNIGHT CAPITAL CORPORATION	894,809	40.00	836,752	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,930,434	36.49	3,108,112	36.49
CTC CAPITAL PARTNERS I, L.P.	32	31.40	61,780	31.40
YANN YUAN INVESTMENT CO., LTD.	2,810,625	30.87	2,283,670	31.94
HSUN CHIEH CAPITAL CORPORATION	176,911	30.00	-	-
VSENSE CO., LTD.	78,294	28.63	85,719	28.63
UNITED LED CORPORATION HONG KONG LIMITED	216,707	25.14	252,853	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	108,925	10.38	111,416	10.38
CLIENTRON CORP.	-	-	236,737	20.28
MEGA MISSION LIMITED PARTNERSHIP (MEGA) (Note D)	-	-	1,823,457	45.00
ACHIEVE MADE INTERNATIONAL LTD.	-	-	105,777	23.32
LIST EARN ENTERPRISE INC.	-	-	9,722	49.00
Total	$10,976,940		$11,375,608

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note D: The liquidation of MEGA was completed in March, 2017, and UMC has acquired cash proceeds from liquidation of investments amounted to NT$1,980 million.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,935 million and NT$1,676 million, as of December 31, 2017 and 2016, respectively.  The fair value of these investments were NT$2,142 million and NT$1,039 million, as of December 31, 2017 and 2016, respectively.

Certain investments accounted for under the equity method were audited by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$308 million and NT$258 million for the years ended December 31, 2017 and 2016, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$1,307 million and NT$(337) million for the years ended December 31, 2017 and 2016, respectively.  The balances of investments accounted for under the equity method were NT$8,998 million and NT$6,357 million as of December 31, 2017 and 2016, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.   Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2017 and 2016 were NT$46 million and NT$(90) million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2017	2016
Income (loss) from continuing operations	$196,714	$(144,508)
Income (loss) from discontinued operations after income tax	80,248	-
Other comprehensive income (loss)	1,270,066	(389,740)
Total comprehensive income (loss)	$1,547,028	$(534,248)

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2017	2016
Net income (loss)	$-	$(45,606)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$-	$(45,606)

c.   One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of December 31, 2017 and 2016.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 172 million shares and 165 million shares of UMC’s stock as of December 31, 2017 and 2016, respectively.

(8)   Property, Plant and Equipment

	As of December 31,
	2017	2016
Land	$1,314,402	$1,314,402
Buildings	21,112,807	21,429,861
Machinery and equipment	160,497,062	155,539,235
Transportation equipment	18,751	21,958
Furniture and fixtures	2,038,816	1,627,959
Leasehold improvement	4,353	7,307
Construction in progress and equipment awaiting inspection	20,755,490	45,042,682
Net	$205,741,681	$224,983,404

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	31,140,639	31,140,639
Disposals	-	-	(3,200,814)	(5,774)	(40,115)	(14,785)	-	(3,261,488)
Transfers and reclassifications	-	1,479,439	55,836,583	4,268	924,252	1,534	(54,921,519)	3,324,557
Exchange effect	-	(448,102)	(11,809,825)	(1,026)	(35,296)	(3,437)	(506,312)	(12,803,998)
As of December 31, 2017	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	-	-	-	-	-	-	83,703,970	83,703,970
Disposals	-	-	(3,976,177)	(5,237)	(51,354)	-	-	(4,032,768)
Transfers and reclassifications	-	6,020,884	81,101,146	9,981	831,465	268	(79,048,373)	8,915,371
Exchange effect	-	(375,434)	(4,233,062)	(681)	(17,300)	(1,454)	(1,511,077)	(6,139,008)
As of December 31, 2016	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	1,492,606	48,961,521	5,639	502,971	2,383	-	50,965,120
Disposals	-	-	(3,172,320)	(5,774)	(39,914)	(12,742)	-	(3,230,750)
Transfers and reclassifications	-	-	(7,563)	1,587	5,976	-	-	-
Exchange effect	-	(144,215)	(9,913,521)	(777)	(31,049)	(3,375)	-	(10,092,937)
As of December 31, 2017	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887
Depreciation	-	1,514,819	47,689,725	5,264	478,775	2,452	-	49,691,035
Impairment loss	-	-	447,279	-	1,848	-	5,949	455,076
Disposals	-	-	(3,937,744)	(5,237)	(49,915)	-	-	(3,992,896)
Transfers and reclassifications	-	994	(994)	-	-	-	-	-
Exchange effect	-	(29,173)	(2,217,454)	(295)	(7,606)	(1,131)	-	(2,255,659)
As of December 31, 2016	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443

For the year ended December 31, 2016, the thin-film solar cell and module industry has undergone challenging business conditions and experienced pricing declines indirectly due to oversupply of inventory in the silicon solar cell industry and the reductions in government supported incentives.  The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of property, plant and equipment used in the manufacturing of thin-film solar cells and modules.

For the year ended December 31, 2016, the Company determined the recoverable amount of the CGU to be NT$1,169 million based on the fair value less costs of disposal.  Its fair value measurement was classified as Level 3 of the fair value hierarchy.  External independent appraisers are involved in fair value measurement using a cost method.  After considering the relevant objective evidence, the key assumptions used included replacement costs, residual value and remaining useful life of the existing assets.  The impairment test revealed that the recoverable amount was less than the carrying amount.  The Company recorded in the net other operating income and expenses an impairment loss of NT$455 million for the year ended December 31, 2016, all of which came from new business segment.

a.  The amounts of total interest expense before capitalization of borrowing costs were NT$2,407 million and NT$1,407 million for the years ended December 31, 2017 and 2016, respectively.  Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2017	2016
Total interest capitalized	$-	$157,210
Interest rates applied	-	1.52%~2.01%

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of December 31,
	2017	2016
Goodwill	$15,188	$15,188
Software	410,712	470,456
Patents and technology license fees	2,102,561	2,390,968
Others	1,259,048	1,211,691
Net	$3,787,509	$4,088,303

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	3,566	38,928	1,145,110	1,187,604
Disposals	-	(95,505)	-	(1,009,051)	(1,104,556)
Reclassifications	-	278,650	-	-	278,650
Exchange effect	-	(9,978)	114,483	6	104,511
As of December 31, 2017	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	-	1,365	283,439	1,287,844	1,572,648
Disposals	-	(85,437)	-	(1,279,755)	(1,365,192)
Reclassifications	-	345,810	-	-	345,810
Exchange effect	-	(10,643)	(295,847)	(6)	(306,496)
As of December 31, 2016	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	337,376	483,940	1,097,754	1,919,070
Disposals	-	(95,505)	-	(1,009,051)	(1,104,556)
Exchange effect	-	(5,394)	(42,122)	5	(47,511)
As of December 31, 2017	$-	$670,014	$2,585,190	$2,306,657	$5,561,861

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$-	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	-	245,345	480,913	1,316,102	2,042,360
Disposals	-	(85,437)	-	(1,279,755)	(1,365,192)
Exchange effect	-	(1,626)	(12,981)	(6)	(14,613)
As of December 31, 2016	$-	$433,537	$2,143,372	$2,217,949	$4,794,858

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2017	2016
Operating costs	$799,215	$675,257
Operating expenses	$1,119,855	$1,367,103

(10) Short-Term Loans

	As of December 31,
	2017	2016
Unsecured bank loans	$19,159,298	$20,550,801
Unsecured other loans	6,286,242	-
Total	$25,445,540	$20,550,801

	For the years ended December 31,
	2017	2016
Interest rates applied	0.00%~4.35%	0.51%~4.60%

The Company’s unused short-term lines of credit amounted to NT$62,057 million and NT$47,145 million as of December 31, 2017 and 2016, respectively.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2017	2016
Forward exchange contracts	$-	$60,855

(12) Bonds Payable

	As of December 31,
	2017	2016
Unsecured domestic bonds payable	$31,200,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332
Less: Discounts on bonds payable	(878,701)	(1,215,401)
Total	48,517,631	41,980,931
Less: Current portion	(24,841,770)	(7,499,426)
Net	$23,675,861	$34,481,505

A.  UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In early June 2012	NT$7,500 million	1.43%	Interest will be paid annually and in early June 2017. The principal has been fully repaid.
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal will be repayable in March 2018 upon maturity.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

B.  On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.  Issue Amount: US$600 million

b.  Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.  Terms of Conversion:

i.   Underlying Securities: Ordinary shares of UMC

ii.  Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$15.4320 per share on December 31, 2017.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the conversion right before maturity; or

iii. The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.    Details of long-term loans as of December 31, 2017 and 2016 are as follows:

	As of December 31,
Lenders	2017	2016	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$21,916	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	4,000	8,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	8,200	-	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	17,530	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$16,853	$39,324	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	10,276	14,843	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	13,382	18,735	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	4,724	6,441	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	95,135	107,027	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	1,476	2,067	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	4,165	5,553	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	-	1,125,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	300,000	-	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	$1,246,500	$1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	474,356	948,712	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	-	222,222	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	-	950,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	-	1,000,000	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note B)	-	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	29,989,811	22,381,561	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Subtotal	32,168,878	29,253,931
Less: Administrative expenses from syndicated loans	(3,542)	(5,241)
Less: Current portion	(2,522,052)	(3,001,503)
Total	$29,643,284	$26,247,187

	For the years ended December 31,
	2017	2016
Interest Rates	0.99%~4.66%	0.98%~4.66%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of December 31, 2017 and 2016, the unused line of credit was NT$2.5 billion and NT$1.5 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 25, 2019.  As of December 31, 2017 and 2016, the unused line of credit were NT$1 billion and NT$0.5 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas were provided in accordance with the local regulations.  A total of NT$1,256 million and NT$1,220 million were contributed by the Company for the years ended December 31, 2017 and 2016, respectively.

b.  Defined benefit plan

i.   The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the years ended December 31, 2017 and 2016, total pension expenses of NT$80 million and NT$94 million, respectively, were recognized by the Company.

ii.  Movements in present value of defined benefit obligation and fair value of plan assets are as follows:

Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2017	2016
Defined benefit obligation at beginning of year	$(5,482,265)	$(5,386,355)
Items recognized as profit or loss:
Service cost	(24,130)	(27,368)
Interest cost	(76,761)	(91,568)
Subtotal	(100,891)	(118,936)
Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	-	(105,542)
Arising from changes in financial assumptions	(183,433)	(42,256)
Experience adjustments	13,233	85,962
Subtotal	(170,200)	(61,836)
Benefits paid	81,204	84,862
Other	1,094	-
Defined benefit obligation at end of year	$(5,671,058)	$(5,482,265)

Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2017	2016
Beginning balance of fair value of plan assets	$1,513,371	$1,495,554
Items recognized as profit or loss:
Interest income on plan assets	21,187	25,424
Contribution by employer	93,466	91,312
Payment of benefit obligation	(81,204)	(84,862)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	(13,986)	(14,057)
Other	(295)	-
Fair value of plan assets at end of year	$1,532,539	$1,513,371

The actual returns on plan assets of the Company for the years ended December 31, 2017 and 2016 were NT$7 million and NT$11 million, respectively.

iii. The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2017	2016
Present value of the defined benefit obligation	$(5,671,058)	$(5,482,265)
Fair value of plan assets	1,532,539	1,513,371
Funded status	(4,138,519)	(3,968,894)
Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(4,138,519)	$(3,968,894)

iv. The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2017	2016
Cash	25%	21%
Equity instruments	43%	45%
Debt instruments	26%	27%
Others	6%	7%

Employee pension fund is deposited under a trust administered by the Bank of Taiwan.  The overall expected rate of return on assets is determined based on historical trend and actuaries’ expectations on the assets’ returns in the market over the obligation period.  Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

v.  The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2017	2016
Discount rate	1.08%	1.40%
Rate of future salary increase	3.50%	3.50%

vi. Expected future benefit payments are as follows:

Year	As of December 31, 2017
2018	$173,640
2019	173,346
2020	207,262
2021	253,376
2022	308,549
2023 and thereafter	5,238,631
Total	$6,354,804

The Company expects to make pension fund contribution of NT$94 million in 2018.  The weighted-average durations of the defined benefit obligation are 11 years and 12 years as of December 31, 2017 and 2016, respectively.

vii.Sensitivity analysis:

	As of December 31, 2017
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$283,095	$(303,570)	$(266,069)	$251,815

	As of December 31, 2016
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$290,068	$(311,920)	$(276,029)	$260,500

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15) Deferred Government Grants

	As of December 31,
	2017	2016
Beginning balance	$9,297,371	$295,133
Arising during the period	6,755,920	9,566,327
Recorded in profit or loss:
Other operating income	(1,469,616)	(118,757)
Exchange effect	11,871	(445,332)
Ending balance	$14,595,546	$9,297,371

Current	$2,821,467	$888,921
Noncurrent	11,774,079	8,408,450
Total	$14,595,546	$9,297,371

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Equity

a.  Capital stock:

i.   UMC had 26,000 million common shares authorized to be issued as of December 31, 2017 and 2016, of which 12,624 million shares were issued as of December 31, 2017 and 2016, each at a par value of NT$10.

ii.  UMC had 144 million and 151 million ADSs, which were traded on the NYSE as of December 31, 2017 and 2016, respectively.  The total number of common shares of UMC represented by all issued ADSs were 721 million shares and 754 million shares as of December 31, 2017 and 2016, respectively.  One ADS represents five common shares.

iii. On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.   UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the years ended December 31, 2017 and 2016 are as follows:

For the year ended December 31, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of December 31, 2017
For transfer to employees	400,000	-	-	400,000

For the year ended December 31, 2016

(In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of December 31, 2016
For transfer to employees	333,814	200,000	133,814	400,000

ii.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of December 31, 2017 and 2016, did not exceed the limit.

iii. In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv. As of December 31, 2017 and 2016, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on December 31, 2017 and 2016, were NT$14.20 and NT$11.40, respectively.

v.  UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.   Payment of taxes.

ii.  Making up loss for preceding years.

iii. Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv. Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2016 was approved by the stockholders’ meeting held on June 8, 2017, while the distribution of earnings for 2017 was approved by the Board of Directors’ meeting on March 7, 2018.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2017	2016	2017	2016
Legal reserve	$962,873	$831,566
Cash dividends	8,557,023	6,112,159	$0.70	$0.50

The aforementioned 2016 distribution approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on February 22, 2017.

The appropriation of 2017 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information relevant to the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the years ended December 31,
	2017	2016
Beginning balance	$2,161,729	$2,027,065
Attributable to non-controlling interests:
Net loss	(2,997,469)	(4,452,585)
Other comprehensive income (loss)	(111,601)	(32,318)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	(1,174,564)	(6,595)
Changes in subsidiaries’ ownership	175,413	573,668
Others	2,903,300	4,052,494
Ending balance	$956,808	$2,161,729

(17) Operating Revenues

	For the years ended December 31,
	2017	2016
Net sales
Sale of goods	$142,957,544	$142,816,919
Other operating revenues
Royalty	6,817	11,757
Mask tooling	3,334,844	3,676,365
Others	2,985,501	1,365,083
Net operating revenues	$149,284,706	$147,870,124

(18) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2017			2016
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$16,676,560	$7,045,487	$23,722,047	$14,839,388	$6,781,877	$21,621,265
Labor and health insurance	878,576	376,523	1,255,099	802,913	351,873	1,154,786
Pension	1,008,121	327,454	1,335,575	965,494	347,871	1,313,365
Other employee benefit expenses	259,701	118,422	378,123	231,270	90,402	321,672
Depreciation	47,820,812	3,003,855	50,824,667	46,805,589	2,790,138	49,595,727
Amortization	911,563	1,222,163	2,133,726	790,206	1,502,360	2,292,566

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2017 and 2016.  The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2016 were reported to the stockholders’ meeting on June 8, 2017, while the distributions of employees’ compensation and remuneration to directors for 2017 were approved through the Board of Directors’ meeting on March 7, 2018.  The details of distribution are as follows:

	2017	2016
Employees’ compensation – Cash	$1,032,324	$930,551
Directors’ remuneration	11,452	9,714

The aforementioned 2016 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 22, 2017.

Information relevant to the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19) Net Other Operating Income and Expenses

	For the years ended December 31,
	2017	2016
Net rental loss from property	$(178,192)	$(141,773)
Gain on disposal of property, plant and equipment	82,397	73,014
Impairment loss of property, plant and equipment	-	(455,076)
Government grants	1,710,176	243,150
Others	39,314	17,560
Total	$1,653,695	$(263,125)

(20) Non-Operating Income and Expenses

a.  Other income

	For the years ended December 31,
	2017	2016
Interest income
Bank deposits	$327,602	$260,582
Others	25,557	33,208
Dividend income	522,428	606,193
Total	$875,587	$899,983

b.  Other gains and losses

	For the years ended December 31,
	2017	2016
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	$198,974	$60,821
Forward exchange contract	379,650	93,781
Option	31,605	-
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	(11,959)	(3,832)
Impairment loss
Investments accounted for under the equity method	-	(837,153)
Available-for-sale financial assets, noncurrent	(664,948)	(492,140)
Financial assets measured at cost, noncurrent	(285,387)	(293,205)
Gain on disposal of investments	1,276,956	2,097,818
Other gains and losses	76,788	233,310
Total	$1,001,679	$859,400

c.  Finance costs

	For the years ended December 31,
	2017	2016
Interest expenses
Bonds payable	$763,124	$595,311
Bank loans	1,563,590	654,181
Others	80,158	91
Financial expenses	88,290	164,720
Total	$2,495,162	$1,414,303

(21) Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(184,186)	$-	$(184,186)	$31,311	$(152,875)
Share of remeasurements of defined benefit plans of associates and joint ventures	1,221	-	1,221	-	1,221
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,975,203)	-	(5,975,203)	48,274	(5,926,929)
Unrealized gain (loss) on available-for-sale financial assets	1,224,344	(642,905)	581,439	147,858	729,297
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,247,881	102,302	1,350,183	(35,252)	1,314,931
Total other comprehensive income (loss)	$(3,685,943)	$(540,603)	$(4,226,546)	$192,191	$(4,034,355)

	For the year ended December 31, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(75,893)	$-	$(75,893)	$12,899	$(62,994)
Share of remeasurements of defined benefit plans of associates and joint ventures	2,459	-	2,459	-	2,459
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,815,947)	$-	$(1,815,947)	$883	$(1,815,064)
Unrealized gain (loss) on available-for-sale financial assets	(287,866)	(1,681,770)	(1,969,636)	(37,687)	(2,007,323)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(505,189)	-	(505,189)	23,331	(481,858)
Total other comprehensive income (loss)	$(2,682,436)	$(1,681,770)	$(4,364,206)	$(574)	$(4,364,780)

(22) Income Tax

a.  The major components of income tax expense for the years ended December 31, 2017 and 2016 were as follows:

i.   Income tax expense recorded in profit or loss

	For the years ended December 31,
	2017	2016
Current income tax expense (benefit):
Current income tax charge	$2,641,610	$3,931,507
Adjustments in respect of current income tax of prior periods	(364,951)	(424,939)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	$(1,033,072)	$(2,768,996)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(2,016,726)	(54,519)
Deferred income tax related to changes in tax rates	12,477	-
Adjustment of prior year’s deferred income tax	9,233	53,278
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	1,918,586	247,232
Income tax expense (benefit) recorded in profit or loss	$1,167,157	$983,563

ii.  Income tax related to components of other comprehensive income (loss)

Items that will not be reclassified:

	For the years ended December 31,
	2017	2016
Remeasurements of defined benefit pension plans	$31,311	$12,899

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2017	2016
Exchange differences on translation of foreign operations	$48,274	$883
Unrealized loss (gain) on available-for-sale financial assets	147,858	(37,687)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(35,252)	23,331
Income tax related to items that may be reclassified subsequently to profit or loss	$160,880	$(13,473)

iii. Deferred income tax recognized directly to equity

	For the years ended December 31,
	2017	2016
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$(2)	$1,407

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2017	2016
Income before tax	$7,798,422	$4,846,638
At UMC’s statutory income tax rate of 17%	1,325,732	823,928
Adjustments in respect of current income tax of prior periods	(364,951)	(424,939)
Net changes in loss carry-forward and investment tax credits	319,551	1,327,716
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	330,228	253,055
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,549,018)	(1,707,646)
Investment gain	(298,786)	(677,947)
Dividend income	(83,154)	(88,518)
Others	259,590	254,903
Basic tax	33,207	70,316
Estimated 10% income tax on unappropriated earnings	-	129,974
Deferred income tax related to changes in tax rates	12,477	-
Effect of different tax rates applicable to UMC and its subsidiaries	(21,615)	(13,103)
Taxes withheld in other jurisdictions	868,106	753,752
Others	335,790	282,072
Income tax expense recorded in profit or loss	$1,167,157	$983,563

c.  Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2017	2016
Deferred income tax assets
Depreciation	$2,064,726	$2,147,042
Loss carry-forward	425,247	842
Pension	697,478	668,950
Allowance for sales returns and discounts	171,213	294,510
Allowance for inventory valuation losses	365,658	333,472
Investment loss	217,799	190,073
Unrealized profit on intercompany sales	1,626,072	856,304
Deferred revenue	452,907	401,790
Others	50,482	88,186
Total deferred income tax assets	6,071,582	4,981,169

Deferred income tax liabilities
Unrealized exchange gain	(348,198)	(395,723)
Depreciation	(306,472)	(277,365)
Investment gain	(444,422)	(540,158)
Convertible bond option	(176,361)	(232,831)
Amortizable assets	(353,477)	(393,578)
Others	(2,775)	(2,617)
Total deferred income tax liabilities	(1,631,705)	(1,842,272)
Net deferred income tax assets	$4,439,877	$3,138,897

d. Movement of deferred tax

	For the years ended December 31,
	2017	2016
Balance at January 1	$3,138,897	$620,503
Amounts recognized in profit or loss during the period	1,109,502	2,523,005
Amounts recognized in other comprehensive income	192,191	(574)
Amounts recognized in equity	(2)	1,407
Exchange adjustments	(711)	(5,444)
Balance at December 31	$4,439,877	$3,138,897

e.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of December 31, 2017, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.

f.  UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations.  The income tax exemption will expire on December 31, 2020.

g.  The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized was as follows:

	As of December 31,
	2017	2016
Expiry period
1~5 years	$14,881,800	$8,073,715
6~10 years	15,055,903	15,772,910
more than 10 years	5,105	4,856
Total	$29,942,808	$23,851,481

h.  As of December 31, 2017 and 2016, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$5,566 million and NT$5,076 million, respectively.

i.   Imputation credit information

	As of December 31
	2017	2016
Balances of imputation credit amounts	$3,409,988	$3,850,306

The actual creditable ratio for 2016 was 10.61%.  According to the Article 66-6 of Income Tax Act, the imputation credit ratio for the earnings of 2016 distributed to individual stockholders residing in R.O.C. is half of the original ratio.  On January 18, 2018, the Legislative Yuan passed the amendments to the Income Tax Act that abolished the imputation tax scheme under the integrated income tax system.  The balance of the imputation credit account as of December 31, 2017 is only for reference.

j.   UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

k.  As of December 31, 2017 and 2016, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$9,289 million and NT$9,869 million, respectively.

(23) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2017	2016
Net income attributable to the parent company	$9,628,734	$8,315,660
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,208,240	12,289,456
Earnings per share-basic (NTD)	$0.79	$0.68

b.  Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

	For the years ended December 31,
	2017	2016
Net income attributable to the parent company	$9,628,734	$8,315,660
Effect of dilution
Unsecured convertible bonds	288,091	282,325
Income attributable to stockholders of the parent	$9,916,825	$8,597,985
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,208,240	12,289,456
Effect of dilution
Employees’ compensation	83,981	99,122
Unsecured convertible bonds	1,193,935	1,152,306
Weighted-average number of common stocks after dilution (thousand shares)	13,486,156	13,540,884

Diluted earnings per share (NTD)	$0.74	$0.63

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)      Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties

(2)      Significant related party transactions

a.  Operating transactions

Operating revenues

	For the years ended December 31,
	2017	2016
Associates	$1,357,720	$1,961,451
Joint ventures	12,465	13,122
Others	30,417	2,305
Total	$1,400,602	$1,976,878

Accounts receivable, net

	As of December 31,
	2017	2016
Associates	$84,839	$138,869
Joint ventures	1,051	1,012
Others	7,908	86
Total	93,798	139,967
Less:Allowance for sales returns and discounts	(2,733)	(3,057)
Net	$91,065	$136,910

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 30~60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the years ended December 31,
	Purchase price
	2017	2016
Associates	$322,808	$254,611

Disposal of available-for-sale financial assets, noncurrent

			For the year ended December 31, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal loss
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

For the year ended December 31, 2016: None.

c.     Others

Mask expenditure

	For the years ended December 31,
	2017	2016
Others	$994,710	$-

Other payables of mask expenditure

	As of December 31,
	2017	2016
Others	$580,789	$-

d.    Key management personnel compensation

	For the years ended December 31,
	2017	2016
Short-term employee benefits	$271,554	$267,501
Post-employment benefits	3,478	2,773
Termination benefits	6,957	939
Share-based payment	68	10
Others	294	422
Total	$282,351	$271,645

8.    ASSETS PLEDGED AS COLLATERAL

As of December 31, 2017 and 2016

	Amount
	As of December 31,
	2017	2016	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$818,195	$815,195	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	246,008	251,231	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	20,991	-	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	800	-	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	37,084	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	-	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Buildings	6,083,976	138,063	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	$32,428,768	$234,499	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	323,001	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$39,958,823	$1,477,228

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)      As of December 31, 2017, amounts available under unused letters of credit for importing machinery and equipment was NT$0.7 billion.

(2)      The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12 billion.  As of December 31, 2017, the portion of royalties and development fees not yet recognized was NT$0.9 billion.

(3)      The Company entered into several construction contracts for operating.  As of December 31, 2017, these construction contracts amounted to approximately NT$3.7 billion and the portion of the contracts not yet recognized was approximately NT$0.6 billion.

(4)      The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2038.  Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2017
2018	$362,929
2019	352,100
2020	327,725
2021	314,224
2022	317,854
2023 and thereafter	3,063,106
Total	$4,737,938

(5)      The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC submitted an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion by 2020, with instalment funding started in 2015.  Up to December 31, 2017, UMC has obtained R.O.C. government authority’s approval of the investment application for US$1.3 billion (including indirect investment).  In January 2015, the Company obtained control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of December 31, 2017, the investment amount is RMB 4.6 billion, representing ownership interest of 51.02%.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.

(6)   On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York accusing that UMC did not pay the technology license fees in accordance with the technology license agreement and claimed US$10 million with relevant interest.  UMC is appealing an unfavorable judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter.  The Company does not expect material adverse financial impact resulting from this claim.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

The amendments to the Income Tax Act with retrospective effect from January 1, 2018 were passed by the Legislative Yuan on January 18, 2018, and announced by the President on February 7, 2018, respectively.  According to the amendments, the imputation tax scheme under the integrated income tax system is repealed and consequently the imputation credit account is closed.  In addition, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.  After the change of the tax rates, the deferred tax assets and deferred tax liabilities as of December 31, 2017 will be increased by NT$970 million and NT$148 million, respectively.

12.  OTHERS

(1)   Categories of financial instruments

	As of December 31,
Financial Assets	2017	2016
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$213,180	$263,201
Financial assets held for trading	663,138	665,160
Subtotal	876,318	928,361
Available-for-sale financial assets	20,636,332	20,415,541
Financial assets measured at cost	2,218,472	2,760,615
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	81,670,212	57,575,264
Receivables	22,149,072	23,965,052
Refundable deposits	1,903,041	2,203,658
Other financial assets, current	2,645,003	323,769
Subtotal	108,367,328	84,067,743
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	-	543
Option	31,605	-
Total	$132,130,055	$108,172,803

	As of December 31,
Financial Liabilities	2017	2016
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$25,445,540	$20,550,801
Payables	24,274,413	34,401,266
Guarantee deposits (current portion included)	564,576	491,089
Bonds payable (current portion included)	48,517,631	41,980,931
Long-term loans (current portion included)	32,165,336	29,248,690
Other financial liabilities-noncurrent	20,486,119	20,311,688
Subtotal	151,453,615	146,984,465
Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	-	60,855
Total	$151,453,615	$147,045,320

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2017 and 2016 decreases/increases by NT$1,330 million and NT$33 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2017 and 2016 increases/decreases by NT$4,011 million and NT$3,781 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2017 and 2016 to decrease/increase by NT$58 million and NT$50 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2017 and 2016 by NT$33 million and NT$31 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instruments could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2017 and 2016 by NT$979 million and NT$976 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2017 and 2016, accounts receivable from the top ten customers represent 54% and 63% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$25,622,430	$-	$-	$-	$25,622,430
Payables	23,807,378	-	-	104,755	23,912,133
Guarantee deposits	95,085	14,071	29,876	425,544	564,576
Bonds payable	26,321,530	5,564,967	10,590,265	8,689,971	51,166,733
Long-term loans	3,855,962	8,728,249	13,397,515	13,450,444	39,432,170
Other financial liabilities- noncurrent	-	-	13,402,849	8,935,552	22,338,401
Total	$79,702,385	$14,307,287	$37,420,505	$31,606,266	$163,036,443

	As of December 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$20,916,531	$-	$-	$-	$20,916,531
Payables	33,996,623	-	-	109,075	34,105,698
Guarantee deposits	-	13,140	32,347	445,602	491,089
Bonds payable	8,062,161	10,339,221	22,870,813	3,144,137	44,416,332
Long-term loans	4,000,076	7,507,908	9,899,242	12,575,318	33,982,544
Other financial liabilities -noncurrent	-	-	-	22,561,882	22,561,882
Total	$66,975,391	$17,860,269	$32,802,402	$38,836,014	$156,474,076

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(60,855)	$-	$-	$-	$(60,855)

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2017: None.

As of December 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 285 million	December 1, 2016~February 16, 2017

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$663,138	$22,175	$31,605	$716,918
Financial assets at fair value through profit or loss, noncurrent	174,760	16,245	-	191,005
Available-for-sale financial assets, noncurrent	10,959,194	-	9,677,138	20,636,332

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$665,160	$49,009	$-	$714,169
Financial assets at fair value through profit or loss, noncurrent	171,700	43,035	-	214,735
Available-for-sale financial assets, noncurrent	10,517,662	64,242	9,833,637	20,415,541
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	60,855	-	60,855

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the years ended December 31, 2017 and 2016, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss	Available-for-sale financial assets
	Option	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$-	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	31,605	(240,037)	(64,515)	(14,364)	(318,916)
Recognized in other comprehensive income (loss)	-	(551,004)	26,269	(32,081)	(556,816)
Acquisition	-	170,457	266,992	429,627	867,076
Disposal	-	(244,970)	-	-	(244,970)
Return of Capital	-	-	(6,369)	-	(6,369)
Transfer to Level 3	-	87,830	-	342,832	430,662
Transfer out of Level 3	-	(181,637)	-	-	(181,637)
Exchange effect	-	(34,072)	(47,264)	(64,193)	(145,529)
As of December 31, 2017	$31,605	$6,694,319	$1,117,409	$1,865,410	$9,677,138

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(157,547)	(13,152)	(160,081)	(330,780)
Recognized in other comprehensive income (loss)	517,475	22,651	(5,691)	534,435
Acquisition	20,702	180,022	121,453	322,177
Disposal	(34,732)	(20,945)	-	(55,677)
Transfer to Level 3	211,217	-	95,030	306,247
Exchange effect	(7,543)	(8,689)	(13,378)	(29,610)
As of December 31, 2016	$7,687,752	$942,296	$1,203,589	$9,833,637

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of December 31, 2017 and 2016 was NT$286 million and NT$331 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of December 31, 2017 and 2016 was NT$(530) million and NT$534 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$49,342,714	$31,422,772	$17,919,942	$-	$48,517,631
Long-term loans (current portion included)	32,165,336	-	32,165,336	-	32,165,336

As of December 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,835,431	$25,182,667	$17,652,764	$-	$41,980,931
Long-term loans (current portion included)	29,248,690	-	29,248,690	-	29,248,690

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	December 31, 2017			December 31, 2016
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,703,079	29.72	$50,609,425	$1,818,805	32.18	$58,536,610
JPY	5,914,143	0.2627	1,553,244	8,754,059	0.2737	2,395,616
EUR	2,818	35.27	99,394	4,261	33.58	143,085
SGD	29,696	22.22	659,865	38,785	22.22	861,785
RMB	2,499,747	4.55	11,368,839	1,009,411	4.59	4,637,317

Non-Monetary items
USD	154,761	29.73	4,601,061	143,489	32.20	4,620,359
JPY	9,150,629	0.2627	2,403,870	10,919,474	0.2737	2,988,660

Financial Liabilities
Monetary items
USD	576,458	29.83	17,195,765	736,042	32.30	23,774,355
JPY	3,252,323	0.2668	867,720	6,596,609	0.2778	1,832,538
EUR	3,696	35.84	132,475	3,642	34.11	124,239
SGD	32,498	22.40	727,952	34,525	22.40	773,358
RMB	15,618,686	4.60	71,814,722	13,283,094	4.64	61,686,753

The exchange gain or loss from monetary financial assets and liabilities
USD			(751,616)			18,541
JPY			44,587			40,712
EUR			1,816			20,864
SGD			15,703			(23,102)
RMB			2,255,067			(1,559,456)
Other			348			537

(9)   Significant intercompany transactions among consolidated entities for the years ended December 31, 2017 and 2016 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of December 31, 2017 and 2016 were as follows:

	As of December 31,
	2017	2016
Total liabilities	$180,061,578	$167,913,558
Less: Cash and cash equivalents	(81,674,572)	(57,578,981)
Net debt	98,387,006	110,334,577
Total equity	214,037,584	218,741,624
Total capital	$312,424,590	$329,076,201
Debt to capital ratios	31.49%	33.53%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the year ended December 31, 2017: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the year ended December 31, 2017: Please refer to Attachment 3.

c.  Securities held as of December 31, 2017 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2017: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2017: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2017: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2017: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2017: Please refer to Attachment 9.

i.   Names, locations and related information of investees as of December 31, 2017 (excluding investment in Mainland China): Please refer to Attachment 10.

j.   Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, Attachment 2, Attachment 3 and Attachment 8.

14.  OPERATING SEGMENT INFORMATION

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of December 31, 2017, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2017 and 2016 were as follows:

	For the year ended December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$148,939,836	$344,870	$149,284,706	$-	$149,284,706
Net revenue from sales among intersegments	-	13,600	13,600	(13,600)	-
Segment net income (loss), net of tax	6,728,620	(665,895)	6,062,725	568,540	6,631,265
Capital expenditure	44,229,488	6,788	44,236,276	-	44,236,276
Depreciation	50,737,240	227,880	50,965,120	-	50,965,120
Share of profit or loss of associates and joint ventures	(258,959)	(32,619)	(291,578)	568,540	276,962
Income tax expense (benefit)	1,167,154	3	1,167,157	-	1,167,157
Impairment loss	632,207	318,128	950,335	-	950,335

	For the year ended December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$147,444,265	$425,859	$147,870,124	$-	$147,870,124
Net revenue from sales among intersegments	-	6,547	6,547	(6,547)	-
Segment net income (loss), net of tax	4,218,948	(1,661,885)	2,557,063	1,306,012	3,863,075
Capital expenditure	91,542,436	18,203	91,560,639	-	91,560,639
Depreciation	49,288,201	402,834	49,691,035	-	49,691,035
Share of profit or loss of associates and joint ventures	(1,285,380)	(210,746)	(1,496,126)	1,306,012	(190,114)
Income tax expense (benefit)	992,580	(9,017)	983,563	-	983,563
Impairment loss	1,296,529	781,045	2,077,574	-	2,077,574

	As of December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$392,370,323	$3,030,057	$395,400,380	$(1,301,218)	$394,099,162
Segment liabilities	$178,362,985	$1,700,045	$180,063,030	$(1,452)	$180,061,578

	As of December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,870,981	$3,213,397	$388,084,378	$(1,429,196)	$386,655,182
Segment liabilities	$166,110,998	$1,857,130	$167,968,128	$(54,570)	$167,913,558

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

(2)   Geographic information

a.  Revenue from external customers

	For the years ended December 31,
	2017	2016
Taiwan	$48,952,219	$46,493,583
Singapore	30,798,270	26,753,960
China (includes Hong Kong)	18,971,866	13,732,391
Japan	4,694,277	4,501,057
USA	18,208,227	13,713,202
Europe	14,329,730	29,253,755
Others	13,330,117	13,422,176
Total	$149,284,706	$147,870,124

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.  Non-current assets

	As of December 31,
	2017	2016
Taiwan	$114,047,141	$141,692,141
Singapore	18,501,088	22,891,986
China (includes Hong Kong)	80,180,759	69,461,494
USA	29,866	22,734
Europe	165,590	165,794
Others	60	113
Total	$212,924,504	$234,234,262

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)   Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2017 and 2016 were as follows:

	For the years ended December 31,
	2017	2016
Customer A from wafer fabrication segment	$15,632,722	$13,324,560
Customer B from wafer fabrication segment	10,499,880	20,816,001
Total	$26,132,602	$34,140,561

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the year ended December 31, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$59,968,172	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,737,723	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	4,212,523	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	659,488	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	998,899 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	4,790,930	-	1%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	214,147	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	35,498	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	223,740	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	43,332	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	241,220	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	141,272	-	0%

For the year ended December 31, 2016

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$69,676,143	Net 60 days	47%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	9,122,728	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	4,056,027	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	681,621	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	379,332 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	3,091,249	-	1%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Sales	148,266	Month-end 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Accounts receivable	337	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	429,216	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	99,626	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	161,809	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	30,294	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the year ended December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$9,870,360	$9,870,360	$3,924,360	1.48%~2.06%	The need for short-term financing	$-	Business turnover	$-	None	$-	$21,308,078	$85,232,310

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,474	$2,326	$2,326	9.00%	Needs for operation	$2,326	-	$2,326	None	$-	$2,326	$68,023

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

Note 3: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is lower.

Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the year ended December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$95,886,349	$1,700,000	$1,700,000 (Note 5)	$1,246,500 (Note 5)	$-	0.80%	$95,886,349
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	95,886,349	9,216,300	9,216,300 (Note 6)	9,093,353 (Note 6)	-	4.33%	95,886,349
0	UNITED MICROELECTRONICS CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	3	95,886,349	19,767	19,767 (Note 7)	19,767 (Note 7)	-	0.01%	95,886,349

NEXPOWER TECHNOLOGY CORP.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3, 8)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORP.	SOCIALNEX ITALIA 1 S.R.L.	2	$-	$19,259	$- (Note 7)	$-	$-	-	$-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 9)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 9)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$9,483,836	$8,744,118	$8,744,118	$6,062,680	$-	41.49%	$9,483,836

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.

  2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4: Limit of total endorsed/guaranteed amount shall not exceed 45% of UMC's net assets value as of December 31, 2017.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of December 31, 2017, actual amount provided was NT$1,247 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

As of December 31, 2017, actual amount provided was NT$9,093 million.

Note 7: On April 26, 2017, the board of directors resolved that UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L., NEXPOWER TECHNOLOGY CORP.'s subsidiary, in the amount up to EUR 558 thousand on June 20, 2017.

As of December 31, 2017, actual amount provided was NT$20 million.

Note 8: As the endorsements/guarantees amount of NEXPOWER TECHNOLOGY CORP. has exceeded the limit, UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L. to remediate the excess of guarantee on June 20, 2017.

Note 9: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2017.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2017.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of December 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$116,911	6.56	$116,911	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	236,800	1.20	236,800	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	80,919	0.22	80,919	None
Stock-Preferred stock	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	3,166	198,508	0.38	198,508	None
Stock-Preferred stock	CTBC FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	500	30,000	0.15	30,000	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	110,356	987,684	19.70	987,684	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	713,520	17.00	713,520	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	2,178,534	15.87	2,178,534	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	3,197,017	12.83	3,197,017	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	24,644	1,695,525	10.90	1,695,525	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	496,277	8.65	496,277	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,295,762	7.66	1,295,762	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	152,753	4.38	152,753	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	1,866,461	2.70	1,866,461	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,483	619,601	1.68	619,601	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	483,782	0.98	483,782	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	28,277	0.82	28,277	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2017.

ATTACHMENT 4 (Securities held as of December 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,764	$110,949	16.01	$110,949	None
Stock	TRONC-E CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,800	18,000	15.93	18,000	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	18,450	10.23	18,450	None
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,600	24,978	10.11	24,978	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	97,660	8.67	97,660	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	458,640	7.00	458,640	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,768	63,656	6.68	63,656	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	2,468	-	6.66	-	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	27,765	5.31	27,765	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	654	1,432	4.43	1,432	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,838	115,133	4.34	115,133	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	155,905	4.19	155,905	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	68,700	3.71	68,700	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	105,114	3.52	105,114	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	105,497	3.08	105,497	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,473	41,472	2.86	41,472	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	261	-	2.02	-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,141	7,212	1.71	7,212	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	434	1,584	1.40	1,584	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	199,063	1.37	199,063	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,720	37,812	1.29	37,812	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	582	6,693	1.00	6,693	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	16,840	0.95	16,840	None
Stock	FUSHENG PRECISION CO., LTD.	-	Available-for-sale financial assets, noncurrent	700	102,900	0.59	102,900	None

ATTACHMENT 4 (Securities held as of December 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	$45,441	0.58	$45,441	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	228,318	0.13	228,318	None
Stock-Preferred Stock	FLOADIA CORP.	-	Available-for-sale financial assets, noncurrent	2	105,069	-	105,069	None
Stock-Preferred Stock	CEREBREX, INC.	-	Available-for-sale financial assets, noncurrent	1	88,661	-	88,661	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	2,227	22,269	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	3,078	27,420	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	2,187	13,768	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	17	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	21	102	-	Note	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	311	5,431	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2017.

TLC CAPITAL CO., LTD.

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700	$174,760	-	$174,760	None
Stock	WINKING ENTERTAINMENT LTD.	-	Available-for-sale financial assets, noncurrent	6,433	141,517	17.53	141,517	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	104,253	15.29	104,253	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	240,749	9.00	240,749	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	2,252	31,769	6.08	31,769	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	208,622	5.61	208,622	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	8,856	4.91	8,856	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	49,517	4.39	49,517	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	5,400	135,466	4.24	135,466	None

ATTACHMENT 4 (Securities held as of December 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SUNDIA MEDITECH GROUP	-	Available-for-sale financial assets, noncurrent	779	$28,983	3.23	$28,983	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,829	11,557	2.74	11,557	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	170,626	1.17	170,626	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,422	236,843	0.77	236,843	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	78,625	0.64	78,625	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	45,441	0.58	45,441	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	26,499	236,390	-	236,390	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Available-for-sale financial assets, noncurrent	28,535	92,189	-	92,189	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	118,920	-	118,920	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Available-for-sale financial assets, noncurrent	359	28,719	-	28,719	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Available-for-sale financial assets, noncurrent	1,739	142,704	-	142,704	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets measured at cost, noncurrent	2,606	183,679	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	-	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332	87,857	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	16,418	-	N/A	None

UMC CAPITAL CORP.

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	556	-	USD	556	None
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	546	-	USD	546	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,526	18.18	USD	1,526	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,383	14.78	USD	1,383	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	412	14.33	USD	412	None

ATTACHMENT 4 (Securities held as of December 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	12,319	11.47	USD	12,319	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	7,399	5.03	USD	7,399	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	3,599	4.00	USD	3,599	None
Fund	SIERRA VENTURES XI, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,134	1.76	USD	1,134	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,744	1.69	USD	1,744	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,696	1.37	USD	6,696	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	80	USD	190	-	USD	190	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	2,644	USD	6,290	-	USD	6,290	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,807	USD	5,490	-	USD	5,490	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,349	USD	4,653	-	USD	4,653	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	6,255	USD	4,975	-	USD	4,975	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	18,419	USD	2,917	-	USD	2,917	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	27,819	USD	3,564	-	USD	3,564	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	2,025	USD	3,522	-	USD	3,522	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Available-for-sale financial assets, noncurrent	3,235	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	SHOCARD, INC.	-	Available-for-sale financial assets, noncurrent	517	USD	500	-	USD	500	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-		Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None

ATTACHMENT 4 (Securities held as of December 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,855	USD	4,580	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	6,555	USD	160	-	N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	9,461	USD	6,011	-	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,406	-	N/A	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayments for investments	-	USD	565	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2017.

UMC NEW BUSINESS INVESTMENT CORP.
				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	957	$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150	21,956	6.93	21,956	None
Stock	AULISA MEDICAL TECHNOLOGIES, INC.	-	Available-for-sale financial assets, noncurrent	800	33,600	5.20	33,600	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	23,498	527,540	4.35	527,540	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089	-	3.29	-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000	24,300	0.31	24,300	None

TERA ENERGY DEVELOPMENT CO., LTD.
				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets measured at cost, noncurrent	375	$3,750	1.18	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2017.

ATTACHMENT 4 (Securities held as of December 31, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NEXPOWER TECHNOLOGY CORP.
				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	54	$-	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2017.

SINO PARAGON LIMITED
				December 31, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	SPARKLABS KOREA FUND II, L.P.	-	Available-for-sale financial assets, noncurrent	-	$22,481	14.16	$22,481	None
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Available-for-sale financial assets, noncurrent	-	81,047	11.13	81,047	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	10,000	$252,293	410,000	$12,976,500	-	$-	$-	$-	420,000	$9,243,073 (Note 2)
Stock	BEST ELITE INTERNATIONAL LIMITED	Investments accounted for under the equity method	Open market	-	626,566	19,946,527	38,400	1,308,614	-	-	-	-	664,966	21,171,514 (Note 3)
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investments accounted for under the equity method	Liquidation	Associate	-	1,823,457	-	-	-	1,979,758	1,823,457	47,674 (Note 4)	-	-

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,804,596) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,092,183) thousand.

Note 3 : The ending balance includes share of gain of associates and joint ventures of $717,685 thousand, retained earnings adjustment under equity method of $321,220 thousand, additional paid-in capital adjustment under equity method of $(134,050) thousand, exchange differences on translation of foreign operations adjustment under equity method of $(1,018,472) thousand and related parties realized gain of $29,990 thousand.

Note 4 : The disposal gain was partially offset by the exchange loss from foreign operations of $108,627 thousand.

GREEN EARTH LIMITED
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	50	$682	410,000	$12,976,500	-	$-	$-	$-	410,050	$9,008,924 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,787,134) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,092,183) thousand.

UNITED MICROCHIP CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$-	-	$12,763,429	-	$-	$-	$-	-	$8,807,847 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,774,458) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,092,183) thousand.

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	4,377	$779,084	-	$-	4,377	$479,932	$21,432	$458,500	-	$-

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2 : The disposal cost represents historical cost.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction			Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term		Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales	$59,968,172		45%	Net 60 days	N/A	N/A		$6,737,723		29%
UMC GROUP JAPAN	Subsidiary	Sales	4,212,523		3%	Net 60 days	N/A	N/A		659,488		3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	1,095,960		1%	Month-end 60 days	N/A	N/A		62,442		0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales	998,899		1%	Net 30 days	N/A	N/A		4,790,930		21%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction			Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	0	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,927,487	99%	Net 60 days	N/A	N/A		USD	226,630	97%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	7,625	0%	Net 60 days	N/A	N/A		USD	4,754	2%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	7,036	0%	Net 60 days	N/A	N/A		USD	1,194	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction			Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term		Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	14,234,028	95%	Net 60 days	N/A	N/A		JPY	2,507,864	94%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	756,277	5%	Net 60 days	N/A	N/A		JPY	164,773	6%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction			Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term		Balance		Percentage of total receivables (payable)
UMC GROUP JAPAN	Associate	Sales	USD	7,351	2%	Net 60 days	N/A	N/A		USD	1,458	3%
UMC GROUP (USA)	Associate	Sales	USD	7,036	2%	Net 60 days	N/A	N/A		USD	1,194	2%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	USD	5,940	2%	Net 45 days	N/A	N/A		USD	698	1%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Transactions					Details of non-arm's length transaction			Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term		Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	53,558	5%	Net 60 days	N/A	N/A		RMB	31,062	7%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-		$6,737,723	$27		$6,737,750	7.56	$79	Collection in subsequent period	$6,737,750		$-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-		4,790,930	3,953,556		8,744,486	0.25	4,776,003	Collection in subsequent period	4,783,253		-
UMC GROUP JAPAN	Subsidiary	-		659,488	7		659,495	6.28	30,193	Collection in subsequent period	651,158		-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Associate	$-	RMB	31,062	$-	RMB	31,062	3.45	$-	-	RMB	31,062	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,610,560	$25,833	$25,833
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	135,661	2,897	2,897
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,668,267	(216,034)	(179,076)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	420,000	USD	10,000	420,000	100.00	9,243,073	(1,804,596)	(1,804,596)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		5,450,000		6,000,000	471,600	100.00	5,443,387	250,634	250,634
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		5,900,000		6,000,000	590,000	100.00	1,198,836	(343,081)	(338,854)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	41,701	(3,549)	(3,549)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	374,800	100.00	4,627,975	177,079	164,468
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	223,673	41,445	41,445
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	19,753	1,019	1,019
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	3,500	4,300	100.00	518,019	71,944	71,944
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	106,459	(276)	(276)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	266,862	664,966	96.66	21,171,514	748,174	717,685
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	466,588	(126,838)	(98,602)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	50,743	(64,336)	(23,799)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,777,225		5,529,169	40,104	44.32	51,378	(316,097)	(137,244)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	732,267	176,882	74,291
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		840,000		840,000	84,000	40.00	894,809	145,143	58,057
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	160,052	36.49	3,930,434	271,685	83,248
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	2,810,625	276,229	85,287
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,669,693	168,421	23,485

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$1,578,630		$768,930	32,066	35.43	$41,080	$(316,097)	$(63,211)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		308,580		245,573	16,761	22.39	265,327	41,029	7,820
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		5,454	1,194	0.73	6,679	(126,838)	(871)
UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		-		800,000	-	-	-	15,553	15,553	Note

Note：On April 1, 2017, UNITRUTH INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$16,415	$(2,239)	$(2,239)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		59,125		111,964	5,913	45.16	42,173	(59,554)	(26,895)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	1,302	USD	2,372	-	31.40	32	58,566	(6,262)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000		-	6,000	30.00	176,911	(5,013)	(1,516)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63	78,294	(26,190)	(7,498)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		828,019		778,019	6,613	7.31	8,472	(316,097)	(16,654)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding		-	USD	309	-	-	-	(18,449)	(9,040)

UNITRUTH INVESTMENT CORP.(Note)
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$-		$559,700	-	-	$-	$(316,097)	$(12,578)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		-		41,007	-	-	-	41,029	32
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		-		3,402	-	-	-	(126,838)	(61)

Note：On April 1, 2017, UNITRUTH INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	535	USD	10	USD	10
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,664	USD	3,077	USD	256

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$170,059		$(2,696)		$(2,696)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		606,980		577,030	46,168	83.69		78,378		(63,863)		(52,919)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		(18,008)		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		216,707		(146,567)		(36,847)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$40,772		$1,544		$1,544
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		(2,450)		-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		(18,008)		-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,200	USD	900	1,200	100.00		$7,015		$(7,644)		$(7,644)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,330		$115		$115

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$125,448		$(235)		$(235)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	734,845	USD	24,760	USD	24,760

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	734,845	USD	24,760	USD	24,760

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00		$29,963		$(50)		$(50)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		30,994		800		800
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		462,238		68,930		68,930
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00		8,894		(270)		(270)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	410,050	USD	50	410,050	100.00		$9,008,924		$(1,787,134)		$(1,787,134)

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2017			Investment flows			Accumulated outflow of investment from Taiwan as of December 31, 2017				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of December 31, 2017		Accumulated inward remittance of earnings as of December 31, 2017
							Outflow		Inflow				Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$23,784 800)	(ii)SOARING COPITAL CORP.	(USD	$23,784 800)		$-		$-	(USD	$23,784 800)		$(2,176)	100.00%		$(2,176) 2. (iii)		$16,085		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,364,400 300,000)	(i)	(USD	40,433 1,360)		-		-	(USD	40,433 1,360)		(10,318)	50.00%		- 2. (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,273,440 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	622,249 20,930)		-		-	(USD	622,249 20,930)		(9,922)	50.00%		- 2. (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	22,298 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	92,163 3,100)		-	(USD	69,865 2,350)	(USD	22,298 750)		1,948	100.00%		1,948 2. (iii)		29,547	(USD	120,734 4,061)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,497,320 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	602,032 20,250)		-		-	(USD	602,032 20,250)	(RMB	(109,784) (24,139))	25.14%	(RMB	(27,599) (6,068)) 2. (ii)	(RMB	212,796 46,789)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,297,400 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	7,933,807 266,862)	(USD	1,255,795 42,240)		-	(USD	9,189,602 309,102)	(USD	734,450 24,704)	96.66% (Note 4)	(USD	704,601 23,700) 2. (ii)	(USD	20,372,304 685,244)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	14,865 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	14,865 500)		-		-	(USD	14,865 500)		(1,204)	100.00%		(1,204) 2. (iii)		13,647		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	136,440 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-		-		-	(RMB	36,725 8,075)	96.66%	(RMB	35,397 7,783) 2. (iii)	(RMB	178,086 39,157)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	41,010,562 9,017,274)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	(USD	11,989,158 403,268)		-	(USD	11,989,158 403,268) (Note 5)	(RMB	(5,944,636) (1,307,088))	50.34%	(RMB	(2,960,884) (651,030)) 2. (ii)	(RMB	14,892,835 3,274,590)		-

Accumulated investment in Mainland China as of December 31, 2017	Investment amounts authorized by Investment Commission, MOEA	Upper limit on investment

$22,504,421 (USD 756,960)	$50,278,395 (USD 1,691,167)	$127,848,466

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period:
1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
2. The investment income (loss) were determined based on the following basis:
(i) The financial report was audited by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were audited by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA in the total amount of US$383,569 thousand.  As of December 31, 2017, the amount of investment has been all remitted.

Note 5 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)'s investment has been approved by the Investment Commission, MOEA in the total amount of US$1,260,658 thousand.
The investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$257,390 thousand, and indirectly invested in USCXM via investment in GREEN EARTH LIMITED was US$403,268 thousand.
As of December 31, 2017, the amount of investment US$600,000 thousand has not yet been remitted.